ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Columbia Funds Series Trust I

Columbia Alternative Beta Fund (formerly Columbia Adaptive Alternatives Fund)

Effective October 1, 2016, the Fund changed its name from Columbia Adaptive Alternatives Fund and made certain changes to its principal investment strategies, including employment of alternative investment strategies to seek to identify and capitalize upon market inefficiencies and market behavioral biases present within the equity, fixed income, interest rate, commodities and currency markets. Such revised policies are described in a supplement, dated August 23, 2016, to the Fund’s prospectus filed with the Securities and Exchange Commission on August 23, 2016, pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-16-688351), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.